UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
             Amendment No. 5 with respect to Lawrence Densen

                 Under the Securities Exchange Act of 1934

                         WORKSAFE INDUSTRIES INC.
                 formerly EASTCO INDUSTRIAL SAFETY CORP.
                             (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.12 PER SHARE
                      (Title of Class of Securities)

                                276162 40 1
                              (CUSIP Number)


MELTZER, LIPPE, GOLDSTEIN, WOLF & SCHLISSEL, P.C., 190 WILLIS AVENUE, MINEOLA, NEW YORK 11501, ATT: HERBERT W. SOLOMON, ESQ.(516) 747-0300
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            FEBRUARY 10, 1999
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3), check the following box [ ].

Check the following box if a fee is being paid with the statement.[ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
                                                           Amendment No. 5
CUSIP No.  276162-40-1

1.   Names of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

         LAWRENCE DENSEN
         Social Security ####-##-####

2.   Check the Appropriate Box if a Member of a Group (a) [ ]
                                                      (b) [ ]

3.   SEC Use Only

4.   Source of Funds

     Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization

         UNITED STATES

       Number of Shares Beneficially Owned
       by Each Reporting Person with:
      ------------------------------------
7.   Sole Voting Power

             127,996

8.   Shared Voting Power

             100,000

9.   Sole Dispositive Power

             127,996

10.  Shared Dispositive Power

            100,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

             227,996

12.  Check Box if Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13.  Percent of Class Represented by Amount in Row (11)

              13.5%

14.  Type of Reporting Person

               IN

Item 1.  Security and Issuer.

         Common stock $0.12 par value per share(the "Common Stock") issued by Worksafe Industries Inc. (formerly Eastco Industrial Safety Corp.), with principal executive offices located at 130 West 10th Street, Huntington Station, New York (hereinafter referred to as the "Company").


Item 2.  Identity and Background.

         This statement is filed by Lawrence Densen, President of the Company. The information required by this Item for Lawrence Densen is as follows:



     (a)  Name:                    Lawrence Densen

     (b)  Business Address:        130 West 10th Street
                                   Huntington Station, NY 11746

     (c)  Principal Occupation:    President, Chief Executive Officer and a
                                   director of the Company

     (d)  Criminal Violations:     None

     (e)  Securities Violations:   None

     (f)  Citizenship:             United States



Item 3.  Source and Amount of Funds or Other Consideration.

         Lawrence Densen ("Densen") acquired the right to purchase 8,000 shares of common stock pursuant to a grant of Non-Qualified Option on December 15, 1998 such options having a term of 5 years and an exercise price of $2.38 per share.

         Densen acquired the right to purchase 15,000 shares of common stock pursuant to a grant of stock purchase rights on February 10, 1999, such right exercisable until June 30, 2000, at an exercise price of $1.30 per share.

Item 4.  Purpose of Transaction.

         The Non-Qualified Option was granted as an incentive to Densen in connection with his position of a director of the Company. And the stock purchase rights was granted to Densen in connection with his efforts in enabling the transfer distribution division from the Company to Arbill Industries Inc.

         As of the date of this Schedule, Densen has no plans or proposals which relate to or would result in the acquisition or disposition of the Company's securities by any person; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; a sale or transfer of a material amount of the assets of the Company; any change in the Company's present board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the Company's present capitalization or dividend policy; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of the Company's securities to cease to be listed in an inter-dealer quotation system of a registered national securities association; a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to those enumerated in response to this item.


Item 5. Interest in Securities of the Issuer.

         (a)  Lawrence  Densen owns  beneficially  227,996  shares of the Common
Stock of the Company, or approximately 13.5% of the issued and outstanding shares of the Common Stock of the Company.

         (b) (1) Lawrence Densen:

                           (i) Has the sole power to vote or to direct the vote of 127,996 shares of the Company's Common Stock;

                           (ii) Has shared power to vote or to direct the vote of 100,000 shares of the Company's Common Stock;

                           (iii)Has the sole power to dispose or to direct the disposition of 127,996 shares of the Company's Common Stock;

                           (iv) Has shared power with Alan E. Densen and Anthony
                           P. Towell, as trustees under a voting trust agreement, to direct the vote or dispose or direct the disposition of 100,000 shares.

         (c) None.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

         Lawrence Densen, Anthony P. Towell, and Alan E. Densen are each trustees under a voting trust agreement dated April 17, 1997 by and among Eastco Glove Technologies, Inc., Eastco Industrial Safety Corp., Steven Robins, and Phillip Robins (the "Voting Trust Agreement").(The following is a brief description of the Voting Trust Agreement, which includes information related to contingencies the occurrence of which would give another person voting power or investment power over securities which are the subject of this filing. Terms used but not defined in this Item 6 have the meanings set forth in the Voting Trust Agreement, a copy of which is hereby incorporated by reference to a joint filing by Densen, Towell, and Alan E. Densen of Form SC 13D/A, filed by EDGAR on April 28, 1997.) Pursuant to the Voting Trust Agreement, the Trustees, by majority vote, for a five year period commencing April 17, 1997, shall have the exclusive right to vote upon the shares delivered to them or to give written consents in lieu of voting thereon, subject to any limitation on the right to vote contained in the Certificate of Incorporation or other certificate filed pursuant to law, in person or by proxy at all meetings of the Company's shareholders, and in all proceedings wherein the vote or written consent of shareholders may be required or authorized by law. The 100,000 shares were issued pursuant to a stock exchange agreement, pursuant to which the Company acquired all of the outstanding shares of Protective Knitting, Inc. from Steven Robins and Phillip Robins, who each hold trust certificates for 50,000 shares and have the right to sell the shares after one year under Rule 144 at which time the shares would be released from the trust. At the expiration of the term of the trust, the Trustees shall, upon surrender of the trust certificates delivered pursuant to the Voting Trust Agreement, deliver to the holders thereof shares of Common Stock of the Company equivalent in amount to the shares represented by the trust certificates surrendered. The death of a Trustee shall terminate his trusteeship. Any Trustee may resign at any time and may be replaced by his successors.


Item 7.  Material to be Filed as Exhibits.

         None.


                                                             SIGNATURES

         After reasonable inquiry, and to the best of my knowledge and belief, the undersigned person certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 1999

                                                       /s/ Lawrence Densen
                                                       -------------------
                                                       Lawrence Densen